James W. Griffith
President & Chief Executive
Officer
The Timken Company
Mail Code: GNE-17
1835 Dueber Avenue, S.W.
P.O. Box 6928
Canton, OH 44706-0928 U.S.A.
Telephone: (330) 471-6399
Facsimile: (330) 471-4041
May 5, 2009
Mr. Terence O’Brien
Accounting Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
One Station Place, N.E., Stop 7010
Washington, D.C. 20549-7010
Re:	The Timken Company Form 10-K for the Fiscal Year ended December 31, 2008 Filed February 26, 2009 File No. 1-01169
Dear Mr. O’Brien:
This letter is in response to your correspondence of April 21, 2009, regarding your review of the filings referenced above for The Timken Company (the “Company”) and our response on April 9, 2009 to your previous correspondence. For your convenience, your comments are repeated below in boldfaced italics, followed by the Company’s response.
Form 10-K for the Fiscal Year Ended December 31, 2008
Goodwill, page 41
1.	In your response to prior comment 3, you state you will expand your discussion of critical accounting policies relating to goodwill in future filings on Form 10-K. However, since these expanded disclosures were not provided in your most recent Form 10-K, it appears providing the disclosures in your next Form 10-Q would be helpful to investors. Please provide us with an example of the expanded disclosure you intend to provide in your next Form 10-Q regarding your reporting units, valuation methods, and underlying assumptions.

The Company expects to expand its discussion of critical accounting policies relating to goodwill in future filings, generally in its annual report on Form 10-K. The expanded disclosure will conform to the requirements of Statement of Financial Accounting Standards (SFAS) No. 142, “Goodwill and Other Intangible Assets” and No. 157, “Fair Value Measurements.” Upon further review of the requirements of SFAS No. 142, paragraph 47, and SFAS No. 157, paragraph 33, as well as the Company’s response to prior comment 3, the Company now believes that the expanded disclosure set forth below is responsive to the respective paragraphs of the accounting standards. The Company also believes that disclosure concerning the projected revenue

May 5, 2009
The Timken Company

growth rates and operating profit margin of each reporting unit is not required by the applicable accounting standards. Furthermore, the Company believes that the competitive disadvantage of disclosing projected revenue growth, projected operating profit margin and carrying value of assets by business reporting unit far outweighs any potential benefit to investors. In addition, SFAS No. 157, paragraph 33, is effective for the Company’s financial statements for the year beginning on January 1, 2009. Therefore, the Company will provide the additional disclosures under this guidance, such as the carrying value and fair value of each reporting unit, when it performs its annual impairment test during the fourth quarter of 2009, or if required during an interim period, it will provide the additional disclosure at that time.

The Company expects to provide the following disclosure in its Form 10-Q for the period ended March 31, 2009 regarding its reporting units, valuation methods, and underlying assumptions used by the Company during its annual goodwill impairment analysis performed during the fourth quarter of 2008:

Goodwill:

The Company tests goodwill and indefinite-lived intangible assets for impairment at least annually. The Company performs its annual impairment test during the fourth quarter after the annual forecasting process is completed. Furthermore, goodwill is reviewed for impairment whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Each interim period, management of the Company assesses whether or not an indicator of impairment is present that would necessitate a goodwill impairment analysis be performed in an interim period other than during the fourth quarter.

The Company reviews goodwill for impairment at the reporting unit levels. The Company’s reporting units are the same as its reportable segments: Mobile Industries, Process Industries, Aerospace and Defense and Steel. During the fourth quarter of 2008, the Company reviewed its reporting units for impairment. The Company’s four reporting units each provide their forecast of future results for the next three years. In addition, the Company projects revenue growth and operating profit margin beyond the three years. The Company prepares its goodwill impairment analysis by comparing the carrying value of each reporting unit with its fair value, using an income approach (a discounted cash flow model) and a market approach. The following table provides some of the Company’s material assumptions used in preparing the goodwill impairment analysis:

	Mobile	Process	Aerospace
	Industries	Industries	and Defense	Steel

Income Approach:
Discount rate	12.0%	11.0%	12.0%	11.0%
Market Approach:
Sales Multiple	0.4	1.0	1.0	0.5
EBIT multiple	6.30	6.00	8.00	3.80

May 5, 2009
The Timken Company

As a result of the goodwill impairment analysis performed during the fourth quarter of 2008, the Company recognized a goodwill impairment loss of $48.8 million for the Mobile Industries segment in its financial statements for the year ended December 31, 2008. The fair value of each of the Company’s other reporting units exceeded its carrying value.

Please do not hesitate to contact me if you have any questions regarding the foregoing and, of course, if you have any additional comments. Questions or comments should be directed to me at (330) 471-6399, Glenn A. Eisenberg, Executive Vice President – Finance and Administration (Principal Financial Officer) at (330) 471-4096 or J. Ted Mihaila, Senior Vice President and Controller (Principal Accounting Officer) at (330) 471-4198.
Thank you in advance for your cooperation in these matters.

Sincerely,
/s/ James W. Griffith
James W. Griffith

cc:	Tracey McKoy
Securities and Exchange Commission

Glenn A. Eisenberg
The Timken Company

J. Ted Mihaila The Timken Company

Lawrence F. Cruise
Ernst & Young